Exhibit 4.2
GOODRICH PETROLEUM CORPORATION
Grant of Restricted Phantom Stock

Grantee:

Grant Date:	December 6, 2005
1.	Grant of Restricted Phantom Stock. Goodrich Petroleum Corporation (the “Company”) hereby grants to you ___restricted shares of Phantom Stock (“Restricted Stock”). This Restricted Stock grant is subject to the approval of the First Amendment to the Goodrich Petroleum Corporation 1995 Stock Option Plan (the “Plan”) by the stockholders of the Company at the 2006 Annual Meeting of the Stockholders of the Company (the “2006 Meeting”). If the First Amendment is approved by the stockholders at the 2006 Meeting, this Restricted Stock grant shall be incorporated into and made a part of the Plan and shall be subject to the terms of the Plan. If the First Amendment is not approved by the stockholders at the 2006 Meeting. Upon vesting, you will be entitled to receive the vested amount of the Restricted Stock in shares of Common Stock of the Company or, as determined by the Company in its sole discretion, in cash.
2.	Regular Vesting. Except as otherwise provided above and in Paragraph 3 below, the shares of Restricted Stock granted hereunder shall vest on the anniversaries of the above Grant Date as follows:

Cumulative
Grant Date	Vested Percentage

1st Anniversary	33⅓	%

2nd Anniversary	66⅔	%

3rd Anniversary	100%
Vesting with respect to a fractional share shall be rounded up to the next whole share.
3.	Events Occurring Prior to Regular Vesting. Subject to the further provisions of this Section 3,
(a)	Death or Disability. If, prior to becoming fully vested in the shares of Restricted Stock hereby granted, you cease to be an employee of the Company as a result of your death or a disability that entitles you to benefits under the Company’s long-term disability plan, the shares of Restricted Stock then held by you automatically will become fully vested upon such termination.

(b)	Other Terminations. If you terminate from the Company for any reason other than as provided in paragraph 3(a), all unvested shares of Restricted Stock then held by you automatically shall be forfeited without payment upon such termination.

(c)	Change of Control. All outstanding shares of Restricted Stock held by you at the time of a Change of Control automatically shall become fully vested upon the Change of Control.
Notwithstanding any of the foregoing, the shares of Restricted Stock shall not become vested in whole or in part prior to the approval of the First Amendment by the stockholders of the Company.
4.	Stock Certificates. Upon vesting, the Company shall cause a stock certificate to be issued in your name for the shares of Restricted Stock that become vested, except to the extent the Compensation Committee, in its discretion, provides for the payment of cash equal to the Fair Market Value of a share of Common Stock in lieu of the issuance of a share of Common Stock.

5.	Limitations Upon Transfer. All rights under this Agreement shall belong to you alone and may not be transferred, assigned, pledged, or hypothecated by you in any way (whether by operation of law or otherwise), other than by will or the laws of descent and distribution and shall not be subject to execution, attachment, or similar process. Upon any attempt by you to transfer, assign, pledge, hypothecate, or otherwise dispose of such rights contrary to the provisions in this Agreement or the Plan, or upon the levy of any attachment or similar process upon such rights, such rights shall immediately become null and void.

6.	Restrictions. By accepting this grant, you agree that any shares of stock which you may acquire upon the vesting and payment of this award, if any, will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable federal or state securities laws. The Company intends to register the shares under the Plan on Form S-8 filed with the Securities and Exchange Commission.

7.	Withholding of Tax. To the extent that the grant or vesting of Restricted Stock results in the receipt of compensation by you with respect to which the Company or an affiliate has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by you that are acceptable to the Company or such affiliate, you shall deliver to the Company or the affiliate such amount of money as the Company or the affiliate may require to meet its withholding obligations under such applicable law. No issuance of a share of stock shall be made pursuant to this Agreement until you have paid or made arrangements approved by the Company or the affiliate to satisfy in full the applicable tax withholding requirements of the Company or affiliate.

8.	Phantom Dividends. If during the period the shares of Restricted Stock are held by you the Company pays a dividend on its common stock, you will be credited with additional shares of Restricted Stock hereunder equal to the Fair Market Value of such dividends. Such additional shares of Restricted Stock shall be subject to the same vesting provisions and other provisions of this Agreement as if part of the tandem Restricted Stock to which the phantom dividend relates.
9.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company and upon any person lawfully claiming under you.
10.	Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the Restricted Stock granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. Any modification of this Agreement shall be effective only if it is in writing and signed by both you and an authorized officer of the Company.
11.	Governing Law. This grant shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to conflicts of laws principles thereof.
12.	General. You agree that this Restricted Stock grant is governed by the terms and conditions of this Agreement and, if the grant becomes incorporated into the Plan as provided above, by the terms of the Plan. After such incorporation, in the event of any conflict, the terms of the Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

Agreed and accepted by Grantee	Goodrich Petroleum Corporation

By:

Name:

Title: